

File No. 82-34700



For n[illegible] ntact:
Airsp[illegible]
Robert Brands 954/972-7750
Martin Kleinman 718/398-4009
e-mail: rbrands@airsprayintl.com
mkleinman@nyc.rr.com

FOR IMMEDIATE RELEASE
July 19, 2005

COLGATE LAUNCHES ADULT ANTI-BACTERIAL FOAMING HANDSOAP

Category leader uses Airspray dispensers for its first entry in the adult anti-bacterial instant-foam sub-category...

Pompano Beach, FL, July 19 – Colgate-Palmolive, maker of the USA's leading liquid hand soap brand -- **Softsoap®** -- has further broadened its selection of Airspray-powered foam dispensers with the launch of the manufacturer's first adult anti-bacterial instant-foam product.

Colgate's new SKU follow the retail successes of both its Softsoap® Foam Works™ instant foaming hand soap for children, introduced in 2002, and of Dial Complete anti-bacterial foaming soap.

The new Softsoap-branded foaming anti-bacterial soap is called "***Advanced Protection***." This latest introduction by a leading multinational consumer product manufacturer further underscores the growth of the foaming hand soap market in the U.S. and abroad.

ABOUT AIRSPRAY

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies used in home, personal care and commercial product applications. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

(more)

dlw 7/20

Airspray offers the industry's widest range of value-added mechanical foam dispensers, with over 20 versions available. All are based on unique, patented technologies that work without chemical propellants. Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Bristol-Myers, Clairol, Colgate, Procter & Gamble, L'Oreal, Unilever, and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.biz.

###